

16014736

aKB

UNITEDSTATES
:URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66036

aKB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Network, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4639 Whipple Ave NW
(No. and Street)

Canton	Ohio	44718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Network, Inc, as of February 29, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



State of Ohio
Notary Public
Matthew Strole
My Commission Expires 12/28/2017

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Network, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Independent Auditors Report

Edward Richardson Jr., CPA

15565 Northland Dr W Ste 508

Southfield, MI 48075

248-559-4514

Board of Directors

Investment Network, Inc.

484 South Miller Rd

Fairlawn, OH 44333

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Investment Network, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Investment Network, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Network, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Investment Network, Inc. financial statements. Supplemental Information is the responsibility of Investment Network, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or

the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Southfield, MI. 48075

Investment Network, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

	Jan - Dec 15
Ordinary Income/Expense	
Income	
REIT	36,512.93
Miscellaneous Income	959.19
Investment Advisory Fees	10,350.00
Misc. Fees	189.31
Clearing Firm Fee Income	
Net Cmsns - Mutual Funds	30,236.95
Money Market Rebate	1,603.49
Net Cmsns - Bonds	1,064.84
Net Cmsns - Options	48,987.74
Net Cmsns - Equities	198,632.13
Clearing Firm Fee Income - Other	998.33
Total Clearing Firm Fee Income	281,523.48
Direct Cmsn	
Fixed Products	
Fixed Annuities	124,242.46
Life Insurance Cmsn	1,545.84
Fixed Products - Other	3,195.83
Total Fixed Products	128,984.13
Variable Products	
Life Insurance	3,212.13
Variable Annuities	317,017.66
Variable Products - Other	375.61
Total Variable Products	320,605.40
Total Direct Cmsn	449,589.53
Direct Mutual Funds	
529	1,360.93
MF Trailer	86,284.56
MF Commissions	81,718.46
Direct Mutual Funds - Other	193.15
Total Direct Mutual Funds	169,557.10
Reimbursements from RRs	
Annual FINRA Fees	31,252.50
State Licensing Fees	610.00
CE Rep Fee	100.00
Total Reimbursements from RRs	31,962.50
Total Income	980,644.04
Gross	980,644.04

Profit

Expense

Software	9,200.93
Office Admin.	8,559.01
Compliance	37,850.00
State Licensing Fees	-593.82
Retirement Plan	34,591.69
Equipment	24,197.63
SIPC/FINRA Regulatory Fees	15,394.30
Subscription	376.35
Continuing Education	325.00
Advertisement	1,469.00
Trading Fees	57,204.81
Commissions	
Independent RR	601,363.05
Override - Commission	3,131.71
Total Commissions	604,494.76
Payroll Taxes	
Workman's Comp	454.29
Medicare Expense	2,006.84
Social Security Expense	7,674.17
SUTA	114.22
FUTA	73.66
Total Payroll Taxes	10,323.18
Bank Service Charges	233.98
Computer Support	2,000.00
Dues and Subscriptions	1,000.00
Office Supplies	15,179.63
Payroll Expenses	
Employee	138,402.77
Total Payroll Expenses	138,402.77
Postage and Delivery	825.11
Professional Development	250.00
Professional Fees	
Accounting	2,800.00
Professional Fees - Other	4,636.00
Total Professional Fees	7,436.00
Rent	15,775.78
Taxes	
Federal	7,608.65
State	201.06
Total Taxes	7,809.71
Telephone	3,745.65
Travel & Ent	

Parking/Toll Fees	15.50
Meals	2,401.24
Travel	2,326.29
Total Travel & Ent	4,743.03
Utilities	
Gas and Electric	385.31
Water	288.74
Utilities - Other	937.68
Total Utilities	1,611.73
Total Expense	1,002,406.23
Net Ordinary Income	-21,762.19
Net Income	**-21,762.19**

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
Cash in Bank	
Money Market Account	2.18
Checking, Charter One	25,588.67
Total Cash in Bank	25,590.85
Total Checking/Savings	25,590.85
Accounts Receivable	
Accounts Receivable-RBC CS	14,022.06
Total Accounts Receivable	14,022.06
Other Current Assets	
CD - twelve months	50,258.55
RBC CS Deposit Ledger	25,000.00
Receivable Trailers	1,500.00
Receivable Direct Funds Comm.	4,500.00
Total Other Current Assets	81,258.55
Total Current Assets	120,871.46
Fixed Assets	
Computers - Accum Depr	-6,709.57
Computers	6,709.57
Total Fixed Assets	0.00
Other Assets	
Startup Cost - Amortized	-450.00
Startup Cost	450.00
Total Other Assets	0.00
TOTAL ASSETS	120,871.46
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,746.47
Total Accounts Payable	1,746.47
Other Current Liabilities	
Commission Payable	4,800.00
Payroll Liabilities	

FUTA Payable	-94.34
Federal Withholding	7,853.33
Local Withholding - Fairlawn	-557.48
Medicare Payable	930.21
Social Security Payable	6,597.95
SUTA Payable	-70.81
State Withholding	1,635.37
Payroll Liabilities - Other	-6,616.51
Total Payroll Liabilities	9,677.72
Total Other Current Liabilities	14,477.72
Total Current Liabilities	16,224.19
Total Liabilities	16,224.19
Equity	
Add'l Paid-In Capital	99,345.23
Capital Stock	10,000.00
Retained Earnings	17,064.23
Net Income	-21,762.19
Total Equity	104,647.27
TOTAL LIABILITIES & EQUITY	120,871.46

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-21,762.19
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable-RBC CS	18,417.82
Accounts Payable	-4,924.85
Payroll Liabilities	-3,273.05
Payroll Liabilities:FUTA Payable	-178.34
Payroll Liabilities:Federal Withholding	3,732.30
Payroll Liabilities:Local Withholding - Fairlawn	248.73
Payroll Liabilities:Medicare Payable	508.00
Payroll Liabilities:Social Security Payable	2,663.71
Payroll Liabilities:SUTA Payable	23.98
Payroll Liabilities:State Withholding	682.98
Net cash provided by Operating Activities	-3,860.91
Net cash increase for period	-3,860.91
Cash at beginning of period	29,451.78
Cash at end of period	**25,590.85**

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015	200	$ 10,000	200	$ 99,345	-	$ -	$ 18,489	$ 127,834
Net Income	-	-	-	-	-	-	(21,762)	(21,762)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	(1,425)	(1,425)
Balance at December 31, 2015	$ 200	$ 10,000	$ 200	$ 99,345	$ -	$ -	$ (4,698)	$ 104,647

Investment Network, Inc.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2015

INVESTMENT NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Investment Network, Inc., (the "Company"), was incorporated under the laws of the state of Ohio an April 24, 2003. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA).

Description of Business

The Company, located in Fairlawn, Ohio, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

INVESTMENT NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales

securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

INVESTMENT NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – ADVERTISING

The amount of advertising recorded in 2015 was $1,469.00; the amount was expensed as incurred.

NOTE F – RENT

The amount of rent for 2015 was $15,775.78.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2016, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Investment Network, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:			$ 104,647.00
Nonallowable assets:			
Property and equipment		0.00	
Accounts receivable – other	0.00		(0.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital			$ 104,647.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,082.14
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 54,647.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 16,224.00
Percentage of aggregate indebtedness to net capital	15.50%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 104,647.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	104,647.00
Reconciled Difference	$ (0.00)

Investment Network, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The client is exempt under 15c3-3(k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

REPORT ON SIPC ASSESSMENT RECONCILIATION
For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Investment Network, Inc.
484 South Miller Road,
Suite 101
Fairlawn, OH 44333

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by Investment Network, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Investment Network, Inc., compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Investment Network, Inc. management is responsible for Investment Network, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $244.00.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Investment Network, Inc., had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Investment Network, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $104,647 which was in excess of its required net capital of $54,647. The Company's net capital ratio was 15.50%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

February 22, 2016

Edward Richardson, Jr. CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Investment Network, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015 through December 31, 2015. Investment Network, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Investment Network, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Gary L Arnold, the president of Investment Network, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Gary L Arnold has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Investment Network, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (330) 564-0568.

Very truly yours,

Gary L Arnold

President

Investment Network, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Investment Network, Inc.
484 South Miller Road
Suite 101
Fairlawn, OH 44333

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Investment Network, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Network, Inc., claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Investment Network, Inc., stated that Investment Network, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Investment Network, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Network, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA